Exhibit (e)(1)

Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2016 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 14, 2016.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss our compensation philosophy and describe the compensation for our President and Chief Executive Officer (“CEO”) and our other “named executive officers” within the meaning of Item 402 of Regulation S-K (collectively, the “NEOs”). We explain how our Board’s Compensation Committee (as used in this section, the “Committee”) determines compensation for our NEOs and its rationale for specific 2015 decisions.

The following individuals are our 2015 NEOs:

Name	Title
Jay N. Levine	President and Chief Executive Officer
Scott T. Parker	Executive Vice President and Chief Financial Officer
Minchung (Macrina) Kgil	Former Executive Vice President and Chief Financial Officer
John C. Anderson	Executive Vice President
Mary H. McDowell	Former Executive Vice President
Angela Celestin	Executive Vice President, Human Resources

Executive Summary

Our executive compensation program is designed to reward financial results and effective strategic leadership—key elements in building sustainable value for stockholders. We believe our executive compensation program aligns the interests of our stockholders and our executives by correlating the amount of actual pay to our short-term and long-term performance. Our program requires ethical and responsible conduct in pursuit of these goals.

We carefully benchmark our executive compensation decisions against a relevant group of peer companies—all of which are potential competitors for the national caliber of executive talent required to manage a large, decentralized, multi-state consumer finance lender.

2015 Achievements, Pay-for-Performance Alignment and Compensation Decisions

2015 was a year of phenomenal transformation, growth and progress for our Company and our stock price performance significantly outperformed that of our peers. Our stock price increased nearly 15% in 2015 in a market that saw the NYSE Financial Sector Index decline approximately 3.6%. Our signal achievement in 2015 was the acquisition of OneMain which we announced in March and completed in November. In connection with the acquisition of OneMain, we expanded our senior executive team. Additionally, given the breadth and scope of our post acquisition organization, we hired a new Chief Financial Officer, Scott Parker, who joined us in November 2015 from CIT. These additions to our executive team drove several executive compensation decisions during 2015 that we believe are consistent with our pay for performance philosophy as more fully described below, including equity grants under the OneMain Holdings, Inc. 2013 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to Mr. Parker and Mses. McDowell and Celestin.

As disclosed in prior years, we made equity grants relating to our common stock in 2013 to Messrs. Levine and Anderson to align their interests with those of our stockholders and to incentivize them to pursue and achieve our strategic business, growth and financial objectives. In addition to these equity grants, Messrs. Levine and Anderson also hold certain incentive units in SFH (the “SFH Incentive Units”), our initial stockholder at the time of our initial public offering (“IPO”). These SFH Incentive Units further align the interests of Messrs. Levine and Anderson with those of our stockholders because they only deliver value to the extent that distributions by SFH to its owners exceed certain thresholds, including distributions made in connection with sales of our common stock by SFH. Consistent with this view, Mr. Parker was granted SFH Incentive Units upon joining us as Chief Financial Officer, in addition to being granted a sign-on equity-based award under our Omnibus Incentive Plan as further described below.

In April 2015, SFH sold 8,447,049 shares of our common stock that were beneficially owned by AIG Capital Corporation, a subsidiary of American International Group, Inc. (“AIG”), and, as a result of such sale, Messrs. Levine and Anderson received cash distributions from SFH (and not the Company) in respect of their SFH Incentive Units during 2015. Although these distributions were paid by SFH, we are required to recognize such distributions as stock-based compensation expense in our consolidated financial statements under U.S. generally accepted accounting principles (“GAAP”), and such distributions are reflected in the All Other Compensation column of the Summary Compensation Table below. Mr. Parker did not receive cash distributions in respect of his SFH Incentive Units during 2015. In contemplation of the acquisition of OneMain, we also made changes in 2015 to our peer group of companies that we utilize for executive compensation benchmarking purposes so as to ensure that we are appropriately benchmarking our executive compensation against the executive compensation paid by companies of similar size and complexity with whom we compete for executive talent. We believe the compensation related actions that we undertook in 2015 underscore our pay for performance philosophy while appropriately balancing risk and reward without exposing the Company to imprudent or undue risk taking.

Our Executive Compensation Governance Practices and Policies

Review of Pay Versus Performance. The Committee periodically reviews the relationship between executive pay and Company performance.	No Repricing. We do not currently permit the repricing of stock options or SARs without stockholder approval.
Median Compensation Targets. All compensation elements for our NEOs are targeted at the median of our peer group.

No Hedging of Shares. We do not permit hedging or short sales of our stock, or similar transactions where potential gains are linked to a decline in our share price, by our directors or executive officers to enter into.

Restrictive Covenants. Certain of our executive officers, including Messrs. Levine and Parker, are subject to restrictive covenants upon separation from the Company, including non-compete, non-solicitation and non-disclosure obligations.

Independent Compensation Consultant. The Committee has engaged Pearl Meyer as its independent compensation consultant. Pearl Meyer was retained directly by the Committee and performs no other consulting or other services for the Company.

Compensation Clawbacks. In 2016, we adopted a policy to recover incentive-based awards from our executive officers for the three-year period prior to any accounting restatement that would have resulted in a lower payment because of the restated results.

Review of Compensation Peer Groups. Our peer group is reviewed periodically by the Committee, and adjusted, when necessary to ensure that its composition remains a relevant and appropriate comparison for our executive compensation program. During 2015, the Committee reviewed and adjusted the composition of our peer group as further discussed below.

Director Stock Ownership Policy. In 2016, we adopted a policy requiring our independent directors to hold shares of our common stock equal to at least three times the cash retainer fees paid to our independent directors for annual board service.

No Excise Tax Gross-Ups. We do not provide gross-ups payments to offset any “golden parachute” excise taxes potentially incurred by our executives in connection with a change in control.

What Guides Our Executive Compensation Program

Philosophy and Objectives of Our Executive Compensation Program

The philosophy underlying our executive compensation program is to provide an attractive, flexible, and market-based total compensation program tied to performance and aligned with the interests of our stockholders. Our objective is to recruit and retain the caliber of executive officers and other key employees necessary to deliver sustained high performance to our stockholders and customers. Our executive compensation program is an important component of our overall human resources policies. Equally important, we view compensation practices as a means for communicating our goals and standards of conduct and performance and for motivating and rewarding employees in relation to their achievements.

We observe the following principles in connection with setting executive compensation:

• Retain and hire top-caliber executives:  Executive officers should have base salaries and employee benefits that are market competitive and that permit us to hire and retain high-caliber individuals at all levels;

• Pay for performance:  A significant portion of the total compensation of our executive officers should be linked to the achievement of Company performance;
• Align compensation with stockholder interests:  The interests of our executive officers should be aligned with those of our stockholders through the risks and rewards of the ownership of our common stock;
• Provide limited perquisites:  Perquisites for our executive officers should be minimized and limited to items that serve a reasonable business purpose; and
• Reinforce succession planning process:  The overall compensation program for our executive officers should reinforce our succession planning process by providing competitive total compensation necessary to attract, motivate and retain key executive talent.

How We Make Compensation Decisions

Role of the Compensation Committee

The Committee is responsible to our Board for overseeing the development and administration of our compensation and benefits policies and programs. The Committee, which consists of two independent directors, is responsible for the review and approval of all aspects of our executive compensation program.

The Committee is responsible for evaluating annually the performance of our CEO and determining and approving our CEO’s compensation based on such evaluation. Additionally, the Committee is responsible for the following among its other duties:

• Reviewing and approving of corporate incentive goals and objectives relevant to compensation;
• Evaluating individual performance results in light of these goals and objectives;

• Evaluating the competitiveness of each executive officer’s total compensation package; and
• Approving any changes to the total compensation package, including, but not limited to, base salary, and annual and long-term incentive award opportunities.

The role of the Committee is described in detail in the Compensation Committee Charter, which is available on our website at http://investor.springleaffinancial.com/corporate-governance.cfm. The Committee is supported in its work by our Executive Vice President, Human Resources, her staff, and the Committee’s executive compensation consultant, as described below.

Role of the Chief Executive Officer

Within the framework of the compensation programs approved by the Committee and based on their review of market competitive positions, each year our CEO assesses the performance and achievements of our executive officers for the Committee to consider in their determination of compensation. Our CEO’s recommendations are based upon his assessment of each executive officer’s individual performance, the performance of each executive officer’s respective business unit or function, and employee retention considerations.

Role of the Chief Risk Officer

In reviewing proposed variable compensation programs for our executive officers and other employees, the Committee attempts to balance the business risks inherent in the program design with its compensation objectives to ensure that such program design encourages responsible investment of our resources and does not unintentionally reward imprudent risk-taking. During 2015, the Committee requested a review of all of our compensation plans by our Chief Risk Officer, who briefed the Committee at its meeting in December 2015. Based on this review, the Committee concluded that our compensation plans were well-defined and well documented, that the balance of the metrics appeared to be appropriate, and that there were no situations where the total incentive compensation paid was sufficient to encourage excessive risk-taking.

Role of the Compensation Consultant

The Committee has retained Pearl Meyer as its independent executive compensation consultant. Pearl Meyer reports directly to the Committee and the Committee may replace its compensation consultant or hire additional consultants at any time. A representative of Pearl Meyer attends meetings of the Committee, when requested, and communicates with the Committee Chair between meetings.

Pearl Meyer provides various executive compensation services to the Committee pursuant to a consulting agreement with the Committee. Generally, these services include advising the Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program design and our award values in relationship to performance. Pearl Meyer provided no additional services to us in 2015.

Compensation Peer Group

The Committee uses compensation data compiled from a group of publicly traded peer companies in the diversified financial services industries (including banking, consumer finance, and thrifts and mortgage finance), as well as the specialty retail and IT services industries (the “Peer Group”). The Committee periodically reviews and updates the Peer Group, as necessary, upon the recommendation of its independent compensation consultant. During 2015, the Committee revised the Peer Group in contemplation of the acquisition of OneMain.

Upon the recommendation of Pearl Meyer, the Committee revised the Peer Group to include Alliance Data Systems Corporation, Commerce Bancshares, Inc., Comerica Incorporated, Dollar Tree, Inc., Fidelity National Information Systems, Inc., Huntington Bancshares Incorporated, LendingClub Corporation, Navient Corporation, Synchrony Financial and The Western Union Corporation. Upon the recommendation of Pearl Meyer, the Committee also revised the Peer Group to remove Apollo Global Management, LLC, Ares Capital Corporation,

Cash America International, Inc., Encore Capital Group, Inc., Nelnet, Inc., Ocwen Financial Corp., PHH Corporation and Portfolio Recovery Associates Inc.

We believe the revised Peer Group represents the industries with which we currently compete for executive talent, and also includes our principal business competitors.

Peer Group
Industry	2015	2014
Specialty Retail	Aaron’s Inc.	Aaron’s Inc.
IT Services	Alliance Data Systems Corporation
Capital Markets		Apollo Global Management, LLC
Capital Markets		Ares Capital Corporation
Consumer Finance		Cash America International, Inc.
Consumer Finance	Credit Acceptance Corp.	Credit Acceptance Corp.
Banking	Commerce Bancshares, Inc.
Banking	CIT Group Inc.	CIT Group Inc.
Banking	Comerica Incorporated
Multiline Retail	Dollar Tree, Inc.
Consumer Finance		Encore Capital Group, Inc.
IT Services	Fidelity National Information Systems, Inc.
Banking	Huntington Bancshares Incorporated
Consumer Finance	LendingClub Corporation
Consumer Finance	Navient Corporation
Thrifts and Mortgage Finance	Nationstar Mortgage Holdings, Inc.	Nationstar Mortgage Holdings, Inc.
Consumer Finance		Nelnet, Inc.
Thrifts and Mortgage Finance		Ocwen Financial Corp.
Thrifts and Mortgage Finance		PHH Corporation
Consumer Finance		Portfolio Recovery Associates, Inc.
Consumer Finance	Santander Consumer USA Holdings Inc.	Santander Consumer USA Holdings Inc.
Consumer Finance	SLM Corporation	SLM Corporation
Consumer Finance	Synchrony Financial
IT Services	The Western Union Corporation

Use of Competitive Data

The Committee relies on various sources of compensation information to ascertain the competitive market for our executive officers, including the NEOs. To assess the competitiveness of our executive compensation program, we analyze Peer Group compensation data obtained from peer company proxy materials as well as compensation and benefits survey data provided by national compensation consulting firms. As part of this process, we measure our program’s competitiveness by comparing relevant market data against actual pay levels within each compensation component and in the aggregate for each executive officer position. We also review the mix of our compensation components with respect to fixed versus variable, short-term versus long-term, and cash versus equity-based pay. This information is then presented to the Committee for its review and use.

The Committee generally compares the compensation of each NEO in relation to the 50th percentiles of the Peer Group for similar positions. In addition, the Committee takes into account various factors such as our performance within the Peer Group, the unique characteristics of the individual’s position, and any succession and retention considerations.

Components of Our 2015 Executive Compensation Program

The principal components of our 2015 executive compensation program and the purpose of each component are presented in the following table:

Program Element	Purpose	2015 Actions
Base Salary	Fixed amount that establishes a guaranteed minimum level of cash compensation.	None of the NEOs received an increase in base salary in 2015.
Guaranteed & Discretionary Bonuses	Attract and retain key executive talent.

Mr. Parker was paid a guaranteed cash bonus for 2015 service pursuant to the terms of his employment agreement entered into in connection with his joining the Company. Mr. Parker also has a minimum guaranteed bonus for 2016 performance. Mses. McDowell and Celestin were paid discretionary cash bonuses for 2015 performance.

Annual Non-Equity Incentive Plan Compensation	Variable incentive compensation that ties payouts to the achievement of financial performance metrics and individual contributions.	Ms. Kgil was the only NEO who received an award under our Annual Plan (defined below) for 2015 performance.
Equity-Based Incentive Plan Compensation

Compensation that establishes an equity component of total compensation that extends the executive’s decision-making vision beyond the current year to long-term growth and prosperity. Forges a direct link between executive and stockholder interests by transforming executives into stockholders. Aids in the retention of the executive.

Mses. McDowell and Celestin and Mr. Parker were granted time-vested restricted stock units in connection with their joining the Company. Messrs. Levine and Anderson and Ms. Kgil did not receive any equity-based incentive plan compensation awards for 2015 given the sizeable equity grants made to them during 2013.

SFH Incentive Units	Aligns the interests of our executives with those of our stockholders and incentivizes the achievement of increases in our stock price.

Messrs. Levine and Anderson received distributions in 2015 in respect of their SFH Incentive Units and the amounts of such distributions are reflected in the All Other Compensation column in the Summary Compensation Table below. Mr. Parker received SFH Incentive Units in connection with his joining the Company, but has not received any distributions in respect of such SFH Incentive Units to date. Certain other executive officers have also been granted SFH Incentive Units.

Benefits	Provides our executives with access to	Each of our executive officers is eligible

group health and welfare benefit plans and fringe benefit programs.	to participate in our various group health and welfare benefit plans and fringe benefit programs that are generally available to all of our employees on a non-discriminatory basis.

Our 2015 Executive Compensation Program in Detail

Base Salary

Base salary is the principal fixed component of our executives’ total direct compensation that establishes a guaranteed minimum level of cash compensation of our executive officers, including the NEOs, and is determined by considering the competitive marketplace.

Ms. Celestin received a 2016 salary increase of $25,000 to reflect her promotion to Executive Vice President, Human Resources for the combined companies as disclosed in the table below. None of the other NEOs received an increase to base salary during the Committee’s annual review of our executive compensation program in February 2016.

Name	Position	2015 Base Salary	2016 Base Salary
Jay N. Levine	President and Chief Executive Officer	$400,000	$400,000
Scott T. Parker	Executive Vice President and Chief Financial Officer	$400,000	$400,000
Minchung (Macrina) Kgil	Former Executive Vice President and Chief Financial Officer	$350,000	$350,000
John C. Anderson	Executive Vice President	$350,000	$350,000
Angela Celestin	Executive Vice President, Human Resources	$275,000	$300,000
Mary H. McDowell(1)	Former Executive Vice President	$475,000	$475,000

(1)Ms. McDowell’s 2016 base salary was $475,000 on an annual basis for the period January 1, 2016, through March 31, 2016. Effective April 1, 2016, Ms. McDowell became an independent consultant and no longer serves as an executive officer or employee of the Company.

Guaranteed & Discretionary Bonuses

Mr. Parker was paid a negotiated, guaranteed cash bonus of $1,350,000 for 2015 performance pursuant to the terms of his employment agreement that was entered into in connection with him joining the Company. Mses. McDowell and Celestin were paid discretionary cash bonuses of $1,850,000 and $250,000, respectively, for 2015 performance, including their vital contributions in connection with our acquisition of OneMain.

Annual Non-Equity Incentive Plan Compensation

The Annual Leadership Incentive Plan (the “Annual Plan”) is a sub-plan of the Omnibus Incentive Plan in which our executive officers, other than Messrs. Levine and Anderson, participated during 2015. In connection with their joining the Company in 2015, Mr. Parker and Mses. McDowell and Celestin were not participants in the Annual Plan during 2015. Ms. Kgil was the only NEO to participate in the Annual Plan during 2015.

Under the provisions of the Annual Plan, the executive officers who participate in the Annual Plan are eligible to receive annual incentive compensation contingent upon the attainment of specific, pre-determined financial metrics and strategic objectives relevant to the responsibilities of each such executive officer, each of which drives sustainable growth and creates long-term stockholder value. For 2015, the financial metrics and strategic objectives for Ms, Kgil’s Annual Plan award included Pre-Tax Core Earnings—Branches, Pre-Tax Core Earnings—SpringCastle, Efficiency Ratio and Net Charge-Off Percentage, as well as our CEO’s assessment of the strategic build of the business.

Under the Annual Plan, annual compensation targets are set for each participant and a performance range with accompanying variability of compensation is determined for each metric. For 2015, Ms. Kgil was eligible to earn a target bonus amount of two times her base salary, with possible payouts between 0% and 150% of the target level. Our annual incentive program under the Annual Plan for 2015 was structured so that the first $500,000 of amounts payable to a recipient under the 2015 Annual Plan was payable in cash, and any amount payable to a recipient under the 2015 Annual Plan in excess of $500,000 was payable in the form of service-based restricted stock units (“RSUs”).

Upon completion of the performance year and finalization of the financial metrics and strategic objectives used to measure performance, the CEO provided a candid assessment of, and a recommendation regarding, Ms. Kgil’s contribution towards the attainment of the applicable metrics and objectives. The Committee reviewed the CEO’s assessment and recommendation in light of the Company’s performance for the year. In 2016, the Committee approved a payment to Ms. Kgil in respect of her 2015 Annual Plan award in the amount of $435,219, with such amount being paid entirely in cash, based upon the achievement of financial metrics and strategic objectives. The financial metrics and strategic objectives results for Ms. Kgil’s 2015 Annual Plan award were as follows as reflected in the table below:

• Pre-Tax Core Earnings—Branches metric was not achieved (0% award level),
• Pre-Tax Core Earnings—SpringCastle metric was achieved at above target (150% award level),
• Efficiency Ratio metric was achieved at threshold (50.7% award level), and
• Net Charge-Off Percentage was achieved at above target (142% award level).

2015 Annual Leadership Incentive Compensation Plan Award

2015 Performance

					Weightings / % Earned
		2015 Board	2015 Actual	Award Level	Kgil
Metric		Plan	Results	Earned	Weight	Result
Pre tax Core Earnings	Branches	$300	$272	0.0%	40%	0.0%
($ millions)	SpringCastle	$108	$121	150.0%	10%	15.0%
Efficiency Ratio		32.7%	35.4%	50.7%	10%	5.1%
Net Charge-off %		5.5%	5.1%	142.0%	5%	7.1%
Financial Metrics Sub-total					65%	27.2%
Strategic Build of Business (CEO Assessment)		CEO Assessment			100%	35.0%
		Weight			35%
	Percentage of Target Bonus Earned					62.2%
	Target Bonus $					$700,000
	Earned Bonus $					$435,219

Equity-Based Incentive Plan Compensation

Our equity-based incentive compensation program ties annual performance to the Company’s long-term success by generally basing the magnitude of our equity-based grants on the applicable NEO’s performance during the prior year. On February 19, 2015, Ms. Kgil received service-based RSUs for 2014 performance with a grant date value of $412,600 as partial payment of her total 2014 Annual Plan award payout of $828,600. Such RSUs vest in three annual installments beginning on the first anniversary of the grant date.

On November 4, 2015, Mr. Parker received a grant of service-based RSUs with a grant date fair value of $5,600,000. The purpose of this grant was to create a significant ownership stake in the Company for Mr. Parker in order to retain his expertise and service on behalf of the Company and to align his long-term financial interests with those of the Company and its stockholders. These RSUs vest in four annual installments beginning November 4, 2016.

On November 15, 2015, we completed the purchase of OneMain from Citigroup. In recognition of past performance and expected future contributions to the Company, individuals were selected to receive grants of service-based RSUs that, subject to certain conditions, vest in four annual installments beginning in January 2017. Mses. McDowell and Celestin were included in that select group of employees, receiving service-based RSUs with a grant date fair value of $3,000,000 and $1,000,000, respectively.

As disclosed in prior years, on September 30, 2013, Messrs. Levine and Anderson received sizeable grants of fully vested RSUs from our predecessor, Springleaf Holdings, LLC. The purpose of these grants was to create a significant ownership stake in the Company for Messrs. Levine and Anderson in order to retain their expertise and service on behalf of the Company and to align their long-term financial interests with those of the Company and its stockholders. These RSUs were settled in shares of our common stock in October 2013 and generally cannot be sold or otherwise transferred for five years following the settlement date, except to the extent necessary to satisfy certain tax obligations. The duration of these restrictions is designed to ensure the engagement of Messrs. Levine and Anderson during the critical first five years of our existence as a publicly traded company.

SFH Incentive Units

On October 9, 2013, Messrs. Levine and Anderson received grants of SFH Incentive Units. These SFH Incentive Units are profit interests that will provide Messrs. Levine and Anderson with benefits (in the form of distributions) only if SFH makes distributions to one or more of its common members that exceed specified threshold amounts. These SFH Incentive Units held by Messrs. Levine and Anderson are entitled to vote together with SFH common units as a single class on all matters.

On October 12, 2015, Mr. Parker received a grant of SFH Incentive Units. These SFH Incentive Units are profit interests that will provide Mr. Parker with benefits (in the form of distributions) only if SFH makes distributions to one or more of its common members that exceed specified threshold amounts. These SFH Incentive Units held by Mr. Parker are entitled to vote together with SFH common units as a single class on all matters. Certain other executive officers also received grants of SFH Incentive Units during 2015.

Messrs. Levine, Anderson and Parker are generally entitled to receive distributions in respect of these SFH Incentive Units only if they are employed by us or one of our affiliates on, and have not given or received notice of termination of such employment as of, the date the distribution is paid. No distributions will be provided to Messrs. Levine and Anderson in respect of the SFH Incentive Units following their termination of employment for any reason other than death, in which case their respective beneficiaries will be entitled to any distributions made in respect of the SFH Incentive Units following their date of death. No distributions will be provided to Mr. Parker in respect of his SFH Incentive Units following his termination of employment for any reason other than death, in which case his beneficiaries will be entitled to any distributions made in respect of his SFH Incentive Units following his date of death. Mr. Parker will also not receive any distributions in respect of his SFH Incentive Units following the termination of employment of both Messrs. Levine and Anderson.

These SFH Incentive Units further align the interests of Messrs. Levine, Anderson and Parker with those of our stockholders and only deliver value to the extent that distributions by SFH to its owners exceed certain thresholds, including distributions made in connection with sales of our common stock by SFH.

During 2015, SFH sold 8,447,049 shares of our common stock and, as a result of such sale, Messrs. Levine and Anderson received cash distributions in respect of their SFH Incentive Units during 2015. Mr. Levine received a cash distribution from the SFH Incentive Units of $10,327,109 in 2015. Mr. Anderson received a cash distribution from the SFH Incentive Units of $5,163,554 in 2015. Mr. Parker has not received any cash distributions in respect of his SFH Incentive Units to date.

Although these distributions were paid by SFH, we are required to recognize such distributions as stock-based compensation expense in our consolidated financial statements under GAAP, and such distributions are reflected in the All Other Compensation column of the Summary Compensation Table below. Distributions on these SFH Incentive Units are not tax deductible by us. Nevertheless, because Messrs. Levine, Anderson and Parker only receive distributions on these SFH Incentive Units if certain thresholds are exceeded at the time that SFH sells its holdings of our common stock, we believe these SFH Incentive Units drive pay for performance.

Benefits

All of our NEOs are eligible to participate in our general tax-qualified, defined contribution retirement savings 401(k) plan (the “401(k) Plan”). We match a percentage of each participant’s contributions to the 401(k) Plan up to the statutory limitation.

Our defined benefit plans include a tax-qualified pension plan (the “Retirement Plan”) and a non-qualified Excess Retirement Income Plan (the “Excess Plan”) (collectively the “Pension Plans”). Each of the Pension Plans provides for a yearly benefit based on years of service and average final salary. The Pension Plans and their benefits are described in greater detail below under “—Pension Benefits”. As of December 31, 2012, which was prior to eligibility for all of our NEOs other than Messrs. Levine and Anderson, both Pension Plans were frozen with respect to both salary and service levels to prevent future increases in the benefit liabilities established under the applicable Pension Plan. We continue to fund the Retirement Plan’s trust to the extent the assets in the trust are less than the present value of the liabilities associated with the Retirement Plan’s benefits.

Each of our executive officers is eligible to participate in our various group health and welfare benefit plans and fringe benefit programs that are generally available to all of our employees on a non-discriminatory basis.

Employment Agreements

Employment Agreement with Mr. Levine

On September 30, 2014, we entered into an employment agreement with Mr. Levine pursuant to which he serves as our President and CEO. The agreement was scheduled to expire on December 31, 2015, but automatically renewed for an additional one-year term. The agreement is currently scheduled to expire on December 31, 2016, and, unless earlier terminated in accordance with its terms, the agreement will be automatically renewed for additional one-year terms unless either party provides notice of non-renewal to the other at least 90 days before expiration of the then-current term.

Mr. Levine’s employment agreement provides that Mr. Levine receives an annual base salary of $400,000. The agreement also provides that Mr. Levine is eligible to participate in all retirement and welfare benefit plans and paid-time off policies as are made available by us to our senior executives.

Mr. Levine’s employment agreement also provides that if his employment is terminated by us without “cause” (as defined in the agreement) or by Mr. Levine for “good reason” (as defined in the agreement and summarized below), and if Mr. Levine executes a general release of claims in a form acceptable to us and continues to comply with all applicable restrictive covenants, he will receive (i) continued base salary payments for 12 months and (ii) a pro-rated annual bonus for the year of termination, based on the average of the annual bonuses paid to him for the three years prior to termination (or such lesser number of years for which he received a non-zero annual bonus, if applicable).

Mr. Levine’s employment agreement provides that he will not compete with us for one year following notice of his termination of employment for any reason. In addition, the agreement provides that Mr. Levine will not solicit our employees, consultants, independent contractors, service providers, or current or prospective clients or customers for two years following the termination of his employment for any reason. The agreement also contains standard perpetual provisions relating to confidentiality, intellectual property and non-disparagement.

For purposes of Mr. Levine’s employment agreement, “good reason” means, in summary, (i) a substantial and sustained diminution in his authority or responsibility, (ii) a reduction of his base salary or bonus opportunity (other than an across-the-board reduction of less than 10% for all senior management), (iii) relocation of his principal location of employment by more than 25 miles, (iv) his removal as CEO or as a member of our Board, (v) failure to pay him compensation when due, or (vi) our failure to renew the term of the agreement.

Employment Agreement with Mr. Parker

On October 12, 2015, we entered into an employment agreement with Mr. Parker pursuant to which he serves as our Executive Vice President and CFO. The initial term of the agreement expires on December 31, 2019, and the agreement will automatically be renewed for additional one-year terms thereafter unless either party provides notice of non-renewal to the other at least 90 days before expiration of the then-current term.

Mr. Parker’s employment agreement provides that Mr. Parker receives an annual base salary of $400,000. Mr. Parker is also to receive a bonus under the Company’s annual incentive program, provided that Mr. Parker will receive a minimum of $1,350,000 per year in respect of calendar years 2015 and 2016, subject in each case to reasonable performance objectives agreed upon between the CEO and Mr. Parker each year. The agreement also provides that Mr. Parker is eligible to participate in all retirement and welfare benefit plans and paid-time off policies as are made available by us to our senior executives.

Mr. Parker’s employment agreement also provides that if his employment is terminated by us without “cause” (as defined in the agreement) or by Mr. Parker for “good reason” (as defined in the agreement and summarized below), and if Mr. Parker executes a general release of claims in a form acceptable to us and continues to comply with all applicable restrictive covenants, he will receive (i) continued base salary payments for 12 months, (ii) any earned but unpaid annual bonus for the prior calendar year, (iii) if such termination occurs prior to December 31, 2016, the annual bonus for the year in which such termination occurs (subject to pro-ration based on the number of days served during such year if such termination occurs on or after January 1, 2016 but prior to March 5, 2016), and (iv) if such termination occurs on or after January 1, 2017, the annual bonus for the year in which such termination occurs, pro-rated based on the average of the annual bonuses paid to him for the three years prior to such termination (or such lesser number of years for which he received a non-zero annual bonus, if applicable). Mr. Parker will also be eligible to participate in the OneMain Holdings, Inc. Executive Severance Plan (the “Executive Severance Plan”), provided that any severance amounts payable to Mr. Parker under the Executive Severance Plan will be reduced by the severance amounts payable to Mr. Parker under the terms of his employment agreement.

Mr. Parker’s employment agreement provides that he will not compete with us for one year following notice of his termination of employment for any reason. In addition, the agreement provides that Mr. Parker will not solicit our employees, consultants, independent contractors, service providers, or current or prospective clients or customers for two years following the termination of his employment for any reason. The agreement also contains standard perpetual provisions relating to confidentiality, intellectual property and non-disparagement.

For purposes of Mr. Parker’s employment agreement, “good reason” means, in summary, (i) a material reduction in his level of responsibility, title or authority, (ii) any material breach by the Company of its obligations under the employment agreement, or (iii) relocation of his principal location of employment by more than 60 miles.

Tax Considerations

At the time when Section 162(m) of the Code becomes applicable to us, annual compensation in excess of $1 million paid to individuals who are “covered employees” will not be deductible by us unless it is “performance-based compensation” or meets another applicable exemption from the limitation. The Committee may authorize payments or awards to eligible participants who are covered employees (or to individuals whom the Committee believes may become covered employees) that are intended to qualify as performance-based compensation under Section 162(m) of the Code, to the extent it is applicable to us. To qualify, the exercisability and/or payment of such awards generally must be subject to the achievement of performance criteria based upon one or more performance goals set forth in the applicable plan document and to certification of such achievement in writing by the Committee. The performance criteria must be established in writing by the Committee not later than the time period prescribed under Section 162(m) of the Code.

In order to compete effectively for executive-level talent, the Committee has not adopted a policy requiring that all compensation be tax deductible. Compensation paid to our NEOs that is not tax deductible includes distributions made by SFH in respect of the SFH Incentive Units held by Messrs. Levine, Parker and Anderson. During 2015, Messrs. Levine and Anderson received distributions in respect of their SFH Incentive Units as reported in the All Other Compensation column of the Summary Compensation Table set forth below.

Consideration of Most Recent Say-on-Pay Vote

At our 2014 annual meeting of stockholders, our stockholders were provided with the opportunity to cast an advisory vote on the compensation of our NEOs for 2013. The say-on-pay vote yielded approximately 97% approval. Notwithstanding this favorable vote, we continue to seek input from our stockholders to understand their views with respect to our approach to executive compensation, and in particular in connection with the Committee’s efforts to tie compensation to performance. We expect to conduct the next advisory vote on the compensation of our NEOs at our 2017 Annual Meeting of Stockholders.

SUMMARY COMPENSATION TABLE

The table below summarizes information regarding compensation for the years 2013 through 2015, as applicable, for each of our NEOs.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Jay N. Levine,	2015	400,000	—	—	—	—	—	$10,342,046	$10,742,046
President and Chief	2014	400,000	—	—	—	—	10,032	16,140	426,172
Executive Officer	2013	476,923	—	78,333,328	—	—	—	13,439	78,823,690
Scott T. Parker,	2015	50,769	1,350,000	5,600,000	—	—	—	799	7,001,568
Executive Vice President	2014	—	—	—	—	—	—	—	—
and Chief Financial	2013	—	—	—	—	—	—	—	—
Officer
Minchung (Macrina) Kgil,	2015	350,000	—	—	—	435,219	—	14,937	800,156
Former Executive Vice	2014	350,000	225,000	—	—	828,600	—	16,140	1,419,740
President and Chief	2013	350,000	425,000	2,000,000	—	—	—	13,439	2,788,439
Financial Officer
John C. Anderson,	2015	350,000	—	—	—	—	—	5,178,491	5,528,491
Executive Vice President	2014	350,000	—	—	—	—	8,870	16,140	375,010
	2013	350,000	—	39,166,672	—	—	—	5,393	39,522,065

Angela Celestin,	2015	26,442	250,000	1,000,000	—	—	—	744	1,277,186
Executive Vice President,	2014	—	—	—	—	—	—	—	—
Human Resources	2013	—	—	—	—	—	—	—	—
Mary H. McDowell,	2015	45,673	1,850,000	3,000,000	—	—	—	1,092	4,896,765
Former Executive	2014	—	—	—	—	—	—	—	—
Vice President	2013	—	—	—	—	—	—	—	—

(1)Mr. Parker and Mses. McDowell and Celestin joined the company as Executive Officers during 2015. On April 1, 2016, Ms. McDowell became an independent consultant and no longer serves as an executive officer or employee.
(2)For 2015, the amounts in this column represent a guaranteed cash bonus paid to Mr. Parker pursuant to the terms of his Employment Agreement and discretionary cash bonuses paid to Mses. McDowell and Celestin. For 2014, the amount in this column represents discretionary cash bonuses of $50,000 paid to Ms. Kgil in each of July and December of 2014 and a cash bonus of $125,000 paid to Ms. Kgil in September of 2014 that had been withheld from her 2013 discretionary award and paid subject to her continued employment and performance (determined by the Company in its discretion) through such date. For 2013, the amount in this column represents a discretionary bonus that was paid to Ms. Kgil partially in cash in the amount of $175,000 and partially in the form of service-based RSUs with a grant date fair value of $250,000. The service-based RSUs granted in partial payment of Ms. Kgil’s 2013 bonus award vest in three annual installments beginning on the first anniversary of the grant date.
(3)The amount for 2015 for Mr. Parker represents the grant date fair value of a grant of service-based RSUs pursuant to the terms of his employment agreement, and the amounts for 2015 for Mses. McDowell and Celestin represent the grant date fair value of service-based RSUs that were granted in November 2015 to them in conjunction with the acquisition of OneMain. The amounts for 2013 represent the grant date value of fully vested RSUs granted to Messrs. Levine and Anderson prior to the completion of our IPO that were settled in shares of our common stock in October 2013, and service-based RSUs granted to Ms. Kgil in conjunction with the IPO. For a summary of the assumptions used in the valuation of these equity-based awards, please see note 21 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015.
(4)Amounts in this column represent amounts paid in respect of awards granted under the Annual Leadership Incentive Plan. In 2016, Ms. Kgil was granted a cash award under the 2015 Annual Leadership Incentive Plan in the amount of $435,219. In 2015, Ms. Kgil was granted an award equal to $828,600 for performance under the 2014 Annual Leadership Incentive Plan that was paid partially in cash in the amount of $416,000 and partially in the form of service-based RSUs with a grant date fair value of $412,600. The service-based RSUs granted in partial payment of Ms. Kgil’s 2014 Annual Leadership Incentive Plan award vest in three annual installments beginning on the first anniversary of the grant of such award.
(5)Messrs. Levine and Anderson were the only NEOs who were eligible to participate in the Pension Plans before they were closed to new participants on December 31, 2012. The amounts in this column for 2014 reflect the actuarial increase in the present value of the pension benefits under our Pension Plans for Messrs. Levine and Anderson, determined using the same interest rate and mortality assumptions as those used for financial statement reporting purposes. The actual change in the pension values for 2013 (reflecting the change in value from 2012 to 2013) and 2015 (reflecting the change in value from 2014 to 2015) were both negative. For Mr. Levine, the loss was $3,907 in 2013 and $1,246 in 2015. For Mr. Anderson, the loss was $2,976 in 2013 and $852 in 2015. The amounts were calculated using the discount rates of 4.85% for the Retirement Plan and 4.28% for the Excess Plan as of December 31, 2013; discount rates of 3.90% for the Retirement Plan and 3.55% for the Excess Plan as of December 31, 2014; and discount rates of 4.27% for the Retirement Plan and 3.83% for the Excess Plan as of December 31, 2015.

(6)The amounts shown in this column include the following:

Name	Year	HSA Company Contribution	401(k) Match	SFH Incentive Unit Distribution	Earned Profit Sharing Contribution to 401(k)	Earned Profit Sharing Cash	Total All Other Compensation
Jay N. Levine	2015	—	10,200	10,327,109	3,737	1,000	10,342,046
	2014	—	10,200	—	4,940	1,000	16,140
	2013	—	10,200	—	3,239	—	13,439
Scott T. Parker	2015	—	—	—	716	83	799
	2014	—	—	—	—	—	—
	2013	—	—	—	—	—	—
Minchung (Macrina) Kgil	2015	—	10,200	—	3,737	1,000	14,937
	2014	—	10,200	—	4,940	1,000	16,140
	2013	—	10,200	—	3,239	—	13,439
John C. Anderson	2015	—	10,200	5,163,554	3,737	1,000	5,178,491
	2014	—	10,200	—	4,940	1,000	16,140
	2013	—	2,154	—	3,239	—	5,393
Angela Celestin	2015	77	212	—	373	83	744

	2014	—	—	—	—	—	—
	2013	—	—	—	—	—	—
Mary H. McDowell	2015	—	365	—	644	83	1,092
	2014	—	—	—	—	—	—
	2013	—	—	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL FOR 2015

The following table shows the payments and benefits that our NEOs would have been eligible to receive from us if their employment had been terminated or if a change in control of the Company had occurred as of December 31, 2015. Additional information about Pension Plan benefits payable upon certain terminations is provided in “—Pension Benefits for 2015” above.

Name	Type of Payment or Benefit	Voluntary Resignation without Good Reason or Early or Normal Retirement ($)(1)	Termination without Cause ($)(2)(3)	Termination for Good Reason ($)(2)(3)	Change in Control ($)(4)	Termination without Cause or for Good Reason following a Change in Control ($)(2)(3)	Termination Due to Disability ($)(3)(5)	Termination Due to Death ($)(3)(5)
Jay N. Levine	Severance Payment	—	400,000	400,000	—	400,000	—	—
	Acceleration of Unvested Equity	—	—	—	—	—	—	—
	Total	—	400,000	400,000	—	400,000	—	—
Scott T. Parker	Severance Payment	—	1,750,000	1,750,000	—	1,750,000	1,350,000	1,350,000
	Acceleration of Unvested Equity	—	1,205,034	1,205,034	—	4,820,219	4,820,219	4,820,219
	Total	—	2,955,034	2,955,034	—	6,570,219	6,170,219	6,170,219
Minchung (Macrina) Kgil	Severance Payment	—	357,870	—	435,219	357,870	—	—
	Acceleration of Unvested Equity	—	1,221,774	—	—	4,442,703	4,442,703	4,442,703
	Total	—	1,579,644	—	435,219	4,800,573	4,442,703	4,442,703
John C. Anderson	Severance Payment	—	372,129	—	—	372,129	—	—
	Acceleration of Unvested Equity	—	—	—	—	—	—	—
	Total	—	372,129	—	—	372,129	—	—
Angela Celestin	Severance Payment	—	281,751	—	—	281,751	—	—
	Acceleration of Unvested Equity	—	210,940	—	—	843,760	843,760	843,760
	Total	—	492,691	—	—	1,125,512	843,760	843,760
Mary H. McDowell	Severance Payment	—	475,000	—	—	475,000	—	—
	Acceleration of Unvested Equity	—	632,820	—	—	2,531,365	2,531,365	2,531,365
	Total	—	1,107,820	—	—	3,006,365	2,531,365	2,531,365

(1)None of the NEOs has a vested pension plan credit payable upon termination.
(2)Severance payments for Messrs. Levine and Parker in event of a termination without cause or for good reason (whether or not in connection with a change in control) are based on the terms of their respective employment agreements. For Mr. Levine, the severance payments include continued base salary payments for twelve months ($400,000) and a pro-rated annual bonus for the year of termination based on the average of the annual bonuses paid to him for the last three years ($0). For Mr. Parker, the severance payments include continued base salary payments for 12 months ($400,000) and his annual bonus for the year in which such termination occurs ($1,350,000). As of December 31, 2015, Mses. Kgil, Celestin and McDowell and Mr. Anderson were eligible to receive severance benefits pursuant to the Executive Severance Plan. Under the Executive Severance Plan, upon a termination by the Company other than for cause, or within twelve months following a change in control, upon a termination by the Company other than for cause or by the participant for good reason, each executive receives base salary continuation for twelve months ($350,000, $275,000, $475,000 and $350,000 for Mses. Kgil, Celestin and McDowell and Mr. Anderson, respectively) and a lump sum distribution equal to twelve months of premiums for COBRA continuation for the executive and his or her dependents at the rates in effect on the date of termination ($7,870, $22,129 and $6,751 for Ms. Kgil, Mr. Anderson and Ms. Celestin, respectively; Ms. McDowell did not participate in our group health plans during 2015).
(3)The service-based RSU award agreements provide for the following treatment: (i) upon a termination without cause, accelerated vesting of the tranche of RSUs scheduled to vest on the next applicable vesting date (except for 6,640 unvested service-based RSUs granted to Ms. Kgil on March 17, 2014, and 12,075 unvested service-based RSUs granted to Ms. Kgil on February 19, 2015, that do not contain this accelerated vesting provision), and (ii) upon death or disability, accelerated vesting of all outstanding RSUs. The Omnibus Incentive Plan provides for accelerated vesting of all outstanding RSUs, upon a termination without cause (but not for good reason) within twelve months subsequent to a change in control (as defined in the Omnibus Incentive Plan).

(4)The amount shown in this column for Mr. Kgil represents payment of a pro-rata bonus amount under the Annual Leadership Incentive Plan for the year in which a change in control (as defined in the Omnibus Incentive Plan) occurs, based on the greater of target or actual performance as of the date of the change in control. Ms. Kgil was the only NEO participating in the Annual Plan for 2015 and, therefore, was the only NEO eligible for such payment. The amount shown assumes a change in control occurred for purposes of the Annual Plan on December 31, 2015. For 2015, actual performance ($435,219) for Ms. Kgil exceeded target performance ($350,000).
(5)Severance payments for Messrs. Levine and Parker in the event of disability and death are based on the terms of their respective employment agreements. For Mr. Levine, the severance payment consists of a pro-rated annual bonus for the year of termination based on the average of the annual bonuses paid to him for the last three years ($0). For Mr. Parker, the severance payment consists of his annual bonus for the year in which such termination occurs ($1,350,000). The Executive Severance Plan does not provide for severance payments in the event of disability or death.

On March 13, 2015, we adopted the Executive Severance Plan, which became effective on March 16, 2015. As of December 31, 2015, the Committee had identified Mses. Kgil, Celestin and McDowell and Mr. Anderson as Eligible Executives for purposes of participating in the Severance Plan. (Mr. Parker is also eligible to participate in the Executive Severance Plan, subject to applicable offsets, as described below). The Executive Severance Plan provides for severance payments and benefits to the “Eligible Executives” (as defined in the Executive Severance Plan) in the event of a “Qualifying Termination” (as defined below). In the event of a Qualifying Termination and subject to the Eligible Executive’s adherence to the covenants contained in the Executive Severance Plan and execution of a severance agreement (including a general waiver and release of claims along with certain non-competition and intellectual property protections), the Executive Severance Plan provides for (i) continued payment of the Eligible Executive’s annual base salary for a period of twelve months and (ii) a lump sum cash payment in an amount equal to twelve months of premiums for COBRA continuation coverage for the Eligible Executive and his or her eligible dependents.

A Qualifying Termination is defined as a termination other than for “Cause” (as defined in the Executive Severance Plan); provided that, if there has been a “Change in Control” (as defined in the Executive Severance Plan), a Qualifying Termination includes both a termination for Cause and resignation for “Good Reason” (as defined in the Executive Severance Plan) within twelve months after the Change in Control.

Messrs. Levine and Parker are eligible to receive the termination benefits as described in their respective employment agreements (see “—Employment Agreements” above for additional information concerning the terms of the employment agreements of Messrs. Levine and Parker). Mr. Parker is also eligible to participate in the Executive Severance Plan, provided that any severance amounts payable to Mr. Parker under the Executive Severance Plan will be reduced by the severance amounts payable to Mr. Parker under the terms of his employment agreement.

In connection with her ceasing to serve as an executive officer and employee effective as of March 31, 2016, Ms. McDowell entered into a separation and release agreement with us pursuant to which, in exchange for her execution of a release of claims, she received a lump sum severance payment equal to ($420,192), representing 46 weeks of her base salary at the rate in effect on March 31, 2016. The separation and release agreement also contains standard non-solicitation and non-disparagement provisions. In addition, Ms. McDowell entered into a consulting agreement with us on April 1, 2016, pursuant to which she provides consulting services to us as an independent consultant for the period beginning on April 1, 2016, and ending on December 31, 2016, for which she is paid $16,667 per month.

INDEPENDENT DIRECTOR COMPENSATION

On March 10, 2015, the Board approved increases to the compensation associated with director service on certain committees, effective January 1, 2015. In the fourth quarter of 2015, in contemplation of the completion of the acquisition of OneMain, the Committee reviewed and re-evaluated the compensation paid to our non-employee Directors to ensure that it remained competitive. Based on such review, the Committee recommended to the Board and the Board approved changes to our independent director compensation program as reflected in the table below.

Fees to independent directors may be paid by issuance of our common stock, based on the value of common stock at the date of grant, rather than in cash, provided that any such issuance does not prevent a director from being independent and the shares are granted pursuant to a stockholder approved plan. All members of the Board are reimbursed for reasonable costs and expenses incurred in attending Board or committee meetings. In addition, upon joining the Board, each independent director received a one-time restricted stock award grant which vests in annual installments over a three-year period, provided that the director is still serving as of the applicable vesting date.

DIRECTOR COMPENSATION TABLE FOR 2015

The total 2015 compensation of our non-employee directors is shown in the following table. We do not separately compensate our non-independent directors, Messrs. Levine and Edens, for their Board or committee service.

Director	Service	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
	Board Meetings	53,125	—
Roy A. Guthrie	Committees	36,875	—
	OneMain Transaction Grant	—	100,000
	Total	90,000	100,000	190,000
	Board Meetings	53,125	—
Douglas L. Jacobs	Committees	35,625	—
	OneMain Transaction Grant	—	100,000
	Total	88,750	100,000	188,750
	Board Meetings	53,125	—
Anahaita Kotval	Committees	46,250	—
	OneMain Transaction Grant	—	100,000
	Total	99,375	100,000	199,375
	Board Meetings	53,125	—
Ronald M. Lott	Committees	25,000	—
	OneMain Transaction Grant	—	100,000
	Total	78,125	100,000	178,125
Wesley R. Edens(2)		—	—	—

(1)Represents a grant of restricted stock that fully vests on November 15, 2016. As of March 31, 2016, our independent directors also held the following additional shares of unvested restricted stock: Mr. Guthrie (5,961); Mr. Jacobs (5,961); Ms. Kotval (5,961); and Mr. Lott (5,091).
(2)Mr. Edens is employed by Fortress and is not compensated for services as director.

Director Stock Ownership Policy

On March 25, 2016, the Board approved a Director Stock Ownership Policy to align the interests of our non-employee directors with those of our stockholders by encouraging significant stock ownership in the Company by our non-employee directors. Such policy is administered by the Compensation Committee of the Board. Pursuant to such policy, each non-employee director must at all times hold shares of our common stock with a value equal to three times the cash retainer for such director’s annual Board service, excluding retainer fees for Board committee chair or committee member service. For purposes of determining compliance with such policy at any time, the value of the non-employee director’s holdings shall be determined by multiplying the number of shares held by such non-employee director by the average closing price of a share of our common stock for the previous calendar year. A non-employee director’s holdings include shares held directly by the non-employee director, including unvested restricted shares, and shares owned indirectly or beneficially by the non-employee director. Our current non-employee directors are required to meet the requirements of such policy by March 25, 2021, and any individual who becomes a non-employee director after March 25, 2016, will have five years from the date such individual commences service on the Board to satisfy the requirements of such policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

General

On October 15, 2013, the Company entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Initial Stockholder. As discussed further below, the Stockholders Agreement provides certain rights to the Initial Stockholder and Fortress with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of our securities beneficially owned, directly or indirectly, by the Initial Stockholder and Fortress and its affiliates and permitted transferees. As used in the Stockholders Agreement, “Fortress Affiliate Stockholder” means (i) any director of the Company who may be deemed an affiliate (within the meaning of Rule 12b-2 under the Exchange Act, except by reason of investment in the Company) of Fortress, (ii) any director or officer of Fortress, and (iii) any investment funds (including any managed accounts) managed directly or indirectly by Fortress or its affiliates. “Stockholders” includes the Initial Stockholder, each Fortress Affiliate Stockholder and permitted transferees.

Our Stockholders Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our Restated Certificate of Incorporation or Bylaws in effect as of the date of the Stockholders Agreement (i) that would add restrictions to the transferability of our shares by the Initial Stockholder, any Fortress Affiliate Stockholder or their permitted transferees, which are beyond those provided for in our Restated Certificate of Incorporation, the Stockholders Agreement or applicable securities laws or (ii) that nullify the rights set out in the Stockholders Agreement of the Initial Stockholder, any Fortress Affiliate Stockholder or their permitted transferees unless such amendment is approved by such Stockholder.

Designation and Election of Directors

The Stockholders Agreement provides that, for so long as the Stockholders Agreement is in effect, we and each Stockholder shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by such Stockholder, and, with respect to us, including in the slate of nominees recommended by the Board those individuals designated by Fortress) so as to elect to the Board, and to cause to continue in office, not more than six directors (or such other number as Fortress may agree to in writing), of whom, at any given time:

• a number of directors equal to a majority of the Board, plus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholder, at least 30% of our voting power;
• a number equal to a majority of the Board, minus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholder, less than 30% but at least 20% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate a number of directors equal to three directors;

• a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the Board shall be individuals designated by Fortress for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholder, less than 20% but at least 10% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate two directors; and

• a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the Board shall be an individual designated by Fortress for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Initial Stockholder, less than 10% but at least 5% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate one director.

In accordance with the Stockholders Agreement, Fortress has designated Messrs. Edens, Guthrie, Jacobs and Lott and Ms. Kotval.

Indemnification

The Stockholders Agreement provides that we will indemnify the Initial Stockholder and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

• the ownership or the operation of our assets or properties and the operation or conduct of our business; and
• any other activities we engage in.

In addition, we have agreed to indemnify the Initial Stockholder and its officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act and the Exchange Act, relating to misstatements in or omissions from the registration statement filed in connection with our IPO, and any other registration statement or report that we file, other than misstatements or omissions made in reliance on information relating to and furnished by the Initial Stockholder for use in the preparation of that registration statement or report.

Registration Rights

Demand Rights.    Under our Stockholders Agreement, each Stockholder (as such term is used therein) has, for so long as such Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates, an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of our IPO (a “Registrable Amount”), “demand” registration rights that allow the Stockholder, for itself and for Fortress and its affiliates and permitted transferees, at any time after 180 days following the date of the Stockholders Agreement, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Stockholder, for itself and for Fortress and its affiliates and permitted transferees, will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We will not be required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We will not be obligated to grant a request for a demand registration within one month of any other demand registration.

Piggyback Rights.    Under our Stockholders Agreement, for so long as Stockholders (as such term is used therein) beneficially own a Registrable Amount and subject to certain other conditions, Stockholders have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.    Under our Stockholders Agreement, we granted to the Initial Stockholder or any of its respective permitted transferees, for so long as the Initial Stockholder, together with Fortress and its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Initial Stockholder, for itself and for Fortress and its affiliates and permitted transferees, may elect to participate in such shelf registrations within five days after notice of the registration is given.

Indemnification; Expenses; Lock-ups

Under our Stockholders Agreement, we have agreed to indemnify the applicable selling Stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling Stockholder’s misstatement or omission, and the applicable selling Stockholder will agree to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Stockholders Agreement, and the applicable selling Stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement. We have entered into, and have caused our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Initial Stockholder, for itself and for Fortress and its affiliates and permitted transferees.

Observer Rights

Under our Stockholders Agreement, for so long as the Stockholders have at least 10% of our voting power, Fortress shall have the right to designate up to two non-voting representatives to attend meetings of our Board and committees of the Board.

Transactions with Affiliates of Fortress and AIG

SpringCastle.    On March 5, 2013, SpringCastle Acquisition, LLC (“SCA”), a joint venture in which Springleaf Acquisition Corporation (“SAC”), a wholly owned subsidiary of SFI, and NRZ Consumer LLC (together with its subsidiaries, “NRZ Consumer”), previously an indirect subsidiary of Newcastle, each held a 50% equity interest, entered into a definitive agreement to purchase a portfolio of loans from HSBC Finance Corporation and certain of its affiliates (collectively “HSBC”) (the “SpringCastle Portfolio”). On April 1, 2013, BTO Willow Holdings, L.P. (“Blackstone”) acquired a 23% equity interest in SCA, which reduced the equity interests of SAC and NRZ Consumer to 47% and 30%, respectively. On May 15, 2013, Newcastle completed the spinoff of New Residential and its subsidiaries, including NRZ Consumer, which retained its equity interest in SpringCastle America, LLC, SpringCastle Credit, LLC and SpringCastle Finance, LLC (each, a “Seller LLC” and collectively, the “Seller LLCs”). Newcastle and New Residential are managed by an affiliate of Fortress.

The SpringCastle Portfolio acquisition was completed on April 1, 2013, for a purchase price of $3.0 billion, at which time the SpringCastle Portfolio consisted of over 415,000 loans with an unpaid principal balance of $3.9 billion. The portfolio included primarily unsecured personal loans, as well as loans secured by subordinate residential real estate mortgages (which we service as unsecured loans due to the fact that the liens are subordinated to superior ranking security interests).

Immediately prior to the completion of the SpringCastle Portfolio acquisition, SCA assigned its right to purchase the SpringCastle Portfolio to the Seller LLCs, which, in turn, immediately sold the SpringCastle Portfolio to SpringCastle America Funding, LLC, SpringCastle Credit Funding, LLC and SpringCastle Finance Funding LLC (collectively the “Co-issuer LLCs”), and a loan trustee in connection with the securitization of the SpringCastle Portfolio. SpringCastle America, LLC holds a 100% equity interest in SpringCastle America Funding, LLC, SpringCastle Credit, LLC holds a 100% equity interest in SpringCastle Credit Funding, LLC and SpringCastle

Finance, LLC holds a 100% equity interest in SpringCastle Finance Funding, LLC. On October 3, 2014, SFI entered into a servicing agreement with the Co-issuer LLCs and the loan trustee whereby SFI agreed to service the loans included in the SpringCastle Funding Trust 2014-A securitization in exchange for servicing fees payable to SFI.

In conjunction with the SpringCastle Funding Trust 2014-A securitization, the Co-Issuer LLCs sold asset-backed notes (the “SpringCastle 2014-A Notes”) for approximately $2.55 billion after the price discount but before expenses. The Co-Issuer LLCs used the proceeds from the SpringCastle 2014-A Notes to repay in full on October 3, 2014, the asset-backed notes issued in conjunction with the SpringCastle Funding Trust 2013-A securitization, which were issued by the Co-Issuer LLCs on April 1, 2013. The Co-Issuer LLCs collectively retained $62 million of the Class E SpringCastle 2014-A Notes and the Co-Issuer LLCs are entitled to receive payments of interest and principal in respect of such Class E Notes in accordance with the terms of the Indenture governing the SpringCastle 2014-A Notes.

On March 31, 2016, SFI, SAC and SpringCastle Holdings, LLC, an indirect wholly owned subsidiary of SFI (“SpringCastle Holdings” and together with SAC, the “Sellers”), entered into a Purchase Agreement (the “Purchase Agreement”) with certain affiliates of New Residential (the “NRZ Buyers”), certain affiliates of Blackstone (the “Blackstone Buyers,” and the Blackstone Buyers together with the NRZ Buyers, collectively, the “Buyers”), and solely with respect to specified provisions concerning indemnification and post-closing expenses, certain Other Members (as defined below). Pursuant to the Purchase Agreement, SpringCastle Holdings sold its 47% limited liability company interests in each of the Seller LLCs and SAC sold its 47% limited liability company interest in SpringCastle Acquisition LLC, to Buyers for an aggregate purchase price of $111,625,000 (the “Sale”). The Seller LLCs and SpringCastle Acquisition LLC are collectively referred to herein as the “SpringCastle Joint Venture.”

The SpringCastle Joint Venture primarily holds subordinate ownership interests in a securitized loan portfolio (the “SpringCastle Portfolio”), which consists of unsecured loans and loans secured by subordinate residential real estate mortgages and includes both closed-end accounts and open-end lines of credit. These loans are in a liquidating status and vary in form and substance from our originated loans. At December 31, 2015, the SpringCastle Portfolio included over 232,000 of acquired loans, representing $1.6 billion in net finance receivables.

In connection with the Sale, Buyers paid $100,462,500 of the aggregate purchase price to Sellers on March 31, 2016, with the remaining $11,162,500 to be paid into an escrow account within 120 days following March 31, 2016. Such escrowed funds are expected to be held in escrow for a period of up to five years following March 31, 2016, and, subject to the terms of the Purchase Agreement and assuming certain portfolio performance requirements are satisfied, paid to the Sellers at the end of such five-year period.

Prior to the Sale, affiliates of the NRZ Buyers owned a 30% limited liability company interest in the SpringCastle Joint Venture, and affiliates of the Blackstone Buyers owned a 23% limited liability company interest in the SpringCastle Joint Venture (together, the “Other Members”). The Other Members are parties to the Purchase Agreement for certain limited indemnification obligations and post-closing expense reimbursement obligations of the SpringCastle Joint Venture to the Sellers.

The Sale was unanimously recommended by a special committee of OMH’s Board of Directors composed entirely of independent directors (the “Special Committee”) and, upon such recommendation, was unanimously approved by the members of OMH’s Board of Directors participating in the vote. Messrs. Wesley R. Edens and Douglas L. Jacobs did not participate in the vote of the Board of Directors and were not members of the Special Committee. The Special Committee was advised by legal counsel Davis Polk & Wardwell LLP and financial advisor Credit Suisse Securities (USA) LLC.

The NRZ Buyers are subsidiaries of New Residential. New Residential is externally managed by an affiliate of Fortress. Springleaf Financial Holdings, LLC, which owned approximately 58% of our common stock at December 31, 2015, is owned primarily by a private equity fund managed by an affiliate of Fortress. Mr. Edens, Chairman of the Board of Directors of OMH, also serves as Chairman of the Board of Directors of New Residential. Mr. Edens is also a principal of Fortress and serves as Co-Chairman of the Board of Directors of Fortress. Mr. Jacobs, a member of the Board of Directors of OMH, also serves as a member of New Residential’s Board of Directors and Fortress’ Board of Directors.

Notwithstanding the Sale, SFI and its affiliates will, subject to the rights of the Buyers, continue to act as Servicer of the SpringCastle Funding Trust 2014-A securitization and will be entitled to continue to receive compensation in accordance with the terms of the Servicing Agreement related to such securitization. Additionally, SFI and its affiliates will, subject to the rights of the Buyers, also service certain loan accounts beneficially owned by the Seller LLCs and that are not included in the SpringCastle Funding Trust 2014-A securitization.

Subservicing Agreement.    Nationstar Mortgage LLC (“Nationstar”) subservices the real estate loans of certain of our indirect subsidiaries (collectively, the “Owners”). Investment funds managed by affiliates of Fortress indirectly own a majority interest in Nationstar. The Owners paid Nationstar subservicing fees of $2 million in 2015.

Investment Management Agreement.    Logan Circle Partners, L.P. (“Logan Circle”) provides investment management services for a portion of our investments. Logan Circle is a wholly owned subsidiary of Fortress. Costs and fees incurred for these investment management services totaled $1 million for 2015.

Reinsurance Agreements.    Our indirect subsidiary, Merit Life Insurance Co. (“Merit”), previously entered into reinsurance agreements with subsidiaries of AIG, for reinsurance of various group annuity, credit life, and credit accident and health insurance where Merit reinsures the risk of loss. During 2015, we paid less than $1 million to American General Life and Accident, an AIG company, for administrative services in connection with administering claims associated with such reinsurance.

The MSR Sale.    On August 6, 2014, SFC and MorEquity (collectively, the “Sellers”), entered into a Mortgage Servicing Rights Purchase and Sale Agreement, dated and effective as of August 1, 2014, with Nationstar, pursuant to which the Sellers agreed to sell to Nationstar all of their rights and responsibilities as servicer, primary servicer, and/or master servicer of the mortgage loans primarily underlying the Sellers’ securitizations completed in 2006, 2011, 2012 and 2013 (each a “Pool” and collectively, the “Pools”) with an unpaid balance of approximately $5 billion. Additionally, Nationstar agreed to assume on and after the effective date, all of the Sellers’ rights and responsibilities as servicer, primary servicer and/or master servicer, as applicable, for each Pool arising and to be performed on and after the sale date, which include, among other things, the right to receive the related servicing fee on a monthly basis.

The purchase price for the MSR Sale was $39 million. We received $19 million of the proceeds of the MSR Sale on August 29, 2014, the closing date, and $16 million of the proceeds on October 23, 2014. The remaining amount was subject to a holdback for resolution of missing documentation and other customary conditions, and was expected to be received no later than 120 days after the date of transfer of servicing upon resolution of those conditions. SFC and Nationstar mutually agreed to extend the resolution period for the holdback beyond 120 days. At December 31, 2014, the holdback remaining totaled $4 million and such holdback amount was paid to us in two installments of $2 million each on February 26, 2015, and May 18, 2015. Investment funds managed by affiliates of Fortress indirectly own a majority interest in Nationstar.

The servicing for each Pool was transferred on September 30, 2014. From the closing of the MSR Sale on August 29, 2014, until the servicing transfer on September 30, 2014, the Company continued to service certain loans on behalf of Nationstar under an interim servicing agreement. At December 31, 2014, the receivable from Nationstar for our interim servicing fees totaled $1 million. In May 2015, Nationstar paid the remaining balance of this receivable.

Related Party Transaction Policy and Procedures

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing. We have adopted a written policy that outlines procedures for approving any transactions in which a related person has a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000. As provided in such policy and in the charter of the NCG Committee and except as the Board may otherwise determine from time to time, the NCG Committee is responsible for reviewing and approving in advance (or ratifying, as the case may be) any related party transactions. In determining whether to approve or ratify a related party transaction, the NCG Committee takes into account, among other factors it deems appropriate, benefits to the Company, whether the terms are generally available to unrelated third parties, and the extent of the related party’s interest in the transaction. In addition, the NCG Committee has delegated authority to its chair to approve or ratify any related party transactions between committee meetings.